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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549




                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                     For the six months ended June 30, 2000


                                   ----------


                                   OLICOM A/S
                 (Translation of registrant's name into English)


                                  Nybrovej 114
                                 DK-2800 Lyngby
                                     Denmark
                    (Address of principal executive offices)


                                   ----------


        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                          Form 20-F [X]    Form 40-F [ ]

   [Indicate by check mark whether the registrant by finishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

                                Yes  [ ]   No  [X]

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): Not Applicable



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                                   OLICOM A/S
                                    FORM 6-K

                                TABLE OF CONTENTS


                                                                                  Page
                                                                                  ----

ITEM 1.  FINANCIAL INFORMATION                                                       3

ITEM 2.  DISCUSSION OF THE COMPANY'S NEW BUSINESS PLAN                               3

ITEM 3.  RISK FACTORS                                                                4

ITEM 4.  EXHIBIT                                                                    16

         Exhibit 99.1      Press Release dated August 24, 2000,
                           Announcing Results of Operations for the Six Months Ended June 30, 2000.



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ITEM 1. FINANCIAL INFORMATION

         See Condensed Consolidated Statements of Income of Olicom A/S (the "Company," "we" or "us") for the six months ended June 30, 2000, and Condensed Consolidated Balance Sheets at December 31, 1999 and June 30, 2000, attached to the Press Release annexed hereto as Exhibit 99.1. Such unaudited financial statements include only such normally recurring adjustments necessary for a fair presentation of the results of operations for the interim periods presented and of the financial position of the Company at the date of the interim balance sheet. The results for such interim periods are not necessarily indicative of the results for the entire year. Such financial data should be read in conjunction with the audited consolidated financial statements and notes thereto included in the 1999 Annual Report to Shareholders.

ITEM 2. DISCUSSION OF THE COMPANY'S NEW BUSINESS PLAN

         On April 14, 2000, the Annual General Meeting of Shareholders of the Company elected the following persons to the Company's Board of Directors: Lars Eskesen, Ralf Egede Andersen, Kriss Damon, Monica Graham, Tim Frank Andersen, Eric Korre Horten and Boje Rinhart (Messrs. Egede Andersen and Frank Andersen are not related).

         On May 15, 2000, the Company announced that its recently-elected Board of Directors had approved the future strategic direction for the Company. The Company's business plan will be to initiate or participate in the development of new products and services, which leverage leading edge technology, primarily with a focus on satisfying the needs of mobile data communications users. The Company anticipates that business opportunities will be identified both through the Company's internal research and through the solicitation of ventures with start-up companies, which will be offered seed and venture financing and access to the Company's established business network and infrastructure.




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ITEM 3. RISK FACTORS

         In view of the Company's new strategic direction, the Company has identified various trends and factors, which may affect the Company's future operating results. In addition, there are trends and factors that are beyond the Company's control that may affect its operations. Any of the following risks could materially adversely affect our business, financial condition or operating results and could negatively impact the value of our common shares.

                             RISKS PARTICULAR TO US

OUR FINANCIAL AND OPERATING SUCCESS DEPENDS ON THE FINANCIAL AND OPERATING SUCCESS OF THE ENTERPRISES IN WHICH WE INVEST OR PARTICIPATE (OUR "ASSOCIATED COMPANIES"), AND OUR BUSINESS WILL BE ADVERSELY AFFECTED TO THE EXTENT OUR ASSOCIATED COMPANIES ARE NOT SUCCESSFUL.

         Many of the risks described in these risk factors may affect our associated companies and may, therefore, affect us to the extent of our interest in the affected associated company. If any one of our associated companies is harmed or fails as a result of any of these risks, our business will be adversely affected, and the adverse effect on us could be material, depending on the size and nature of the business of the affected company and the amount of capital that we have committed to that company. Any adverse impact on us will be magnified to the extent that multiple associated companies are harmed or fail.

WE IMPLEMENTED OUR NEW STRATEGIC PLAN IN MAY 2000, AND OUR ASSOCIATED COMPANIES HAVE LITTLE OPERATING HISTORY, BOTH OF WHICH MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS.

         We have only recently acquired interests in our initial associated companies, and analyzed and engaged in discussions with other potential associated companies. Because we have only recently begun operating under our new strategic plan and because many of our associated companies are in the early stages of their development, we are unable to provide investors with significant data upon which they can evaluate our prospects. For example, most of our associated companies are in the development stage. We cannot be certain that our business strategy or the business strategies of our associated companies will be successful, because these strategies are new and unproven. As early-stage companies, our associated companies (as well as the Company) will be particularly susceptible to the risks and uncertainties described in these risk factors and will be more likely to incur the expenses associated with addressing them.

         Because we have interests in several early-stage companies, we are exposed not only to the risks associated with implementing a new business plan, but also to the start-up risks associated with each of our associated companies. This exposure will increase as we continue to acquire interests in and establish new associated companies. In the future, we may acquire greater percentage equity interests in companies, and we may acquire interests in larger companies than has been the case with our acquisitions to date, further increasing our exposure to these risks.

OUR SHAREHOLDERS MAY HAVE DIFFICULTY EVALUATING THE SUCCESS OF INDIVIDUAL ASSOCIATED COMPANIES BECAUSE WE WILL GENERALLY NOT BE REQUIRED TO PROVIDE SEPARATE FINANCIAL STATEMENTS FOR THEM.

         We will not be required to provide separate financial statements for our associated companies for periods subsequent to our acquiring an interest therein, except under very limited circumstances. For periods prior to our acquiring an interest in an associated company, we will only be required to provide separate financial statements where at least one of three conditions specified by the Securities and Exchange Commission ("Commission") is met: (i) our proportionate share of the total assets of the associated company exceeds 20% of our consolidated total assets; (ii) our equity in the pre-tax income or loss of the associated company exceeds 20% of our consolidated pre-tax income or loss; or (iii) the amount paid by us as consideration for the interest in the associated company exceeds 20% of our consolidated total assets. Therefore, our shareholders may not be able to assess the impact of the risks described in these risk factors on an individual associated company. Further, our shareholders may have difficulty evaluating the success of our individual associated companies and, accordingly, the success of our business strategy. In addition, we recognize revenues, expenses and other income from our associated companies (each of which has a different cost structure and revenue model), and we generate expenses independent of our associated companies.



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Our total revenues, expenses and other income may therefore correlate to a lesser extent than those of other companies. As a result, our operating results may be difficult for investors and securities analysts to interpret.

WE EXPECT TO INCUR LOSSES FOR AT LEAST THE SHORT TERM, WE AND OUR ASSOCIATED COMPANIES MAY NEVER BECOME PROFITABLE.

         Although we realized net income of approximately US$10,908,000 for the six months ended June 30, 2000, such net income related in significant part to the winding up of our networking business. With respect to our new strategic direction, we expect to incur losses for at least the short term, owing to existing overhead, amortization charges relating to acquisitions of interests in associated companies, and the delay inherent in obtaining liquidity from the acquisition of financially successful interests. Our current associated companies are, and we expect that our future associated companies will be, in the early stages of development and will have limited or no revenues. Because companies that operate in the industries in which we are concentrating, even if successful, typically generate significant losses while they grow, we do not expect our associated companies to generate income for us for the foreseeable future, and they may never generate income. Further, the income, if any, generated by our associated companies may (and probably will) be offset by the losses of our other associated companies. Moreover, our continuing acquisitions of interests in, and establishment of, early stage associated companies may further delay or prevent our profitability.

OUR LOSSES WILL BE INCREASED, OR OUR EARNINGS, IF WE HAVE THEM IN THE FUTURE, WILL BE REDUCED, BY AMORTIZATION CHARGES.

         Our losses will be increased, or our earnings, if we have them in the future, will be reduced, by amortization charges associated with completed and future acquisitions of interests in associated companies.

         Our amortization of identifiable intangible assets and goodwill will increase our losses or reduce our earnings, if we have them in the future. After we complete an acquisition of a voting interest in an associated company of at least 20%, but not more than 50%, we must amortize our net excess investment over the equity in the net assets of the acquired company over future periods. After we complete an acquisition of a greater than 50% voting interest in an associated company, we must amortize any identifiable intangible assets and goodwill associated with the acquired company over future periods. We expect that, typically, we will amortize these amounts over one to three years. Our amortization of these amounts will increase our losses or reduce our earnings, if we have them in the future, in the affected periods.

         As we acquire interests of at least 20% in associated companies, the amortization amounts relating to our net excess investment over the equity in net assets in associated companies and, accordingly, the negative impact on our earnings will increase. Further, we may complete larger transactions in the future than we have completed to date, which could result in higher amortization charges and a greater adverse effect on future earnings.

WE EXPECT OUR EXPENSES TO INCREASE.

         While our expenses may decline through the first half of fiscal year 2001, we expect that our expenses will increase as we:

         o        acquire interests in and establish new associated companies;

         o build the operations of our current and new associated companies;

         o        hire additional employees; and

         o lease more space to accommodate our operations and possibly to sublease to some of our associated companies.

         Our future contributions to each of the associated companies in which we have invested may be significantly increased or decreased, and accelerated or decelerated, based on various factors, including the investee's development of its business plans and objectives and its progress toward achievement of its performance goals, as well as additional funding available to it from third-party sources. Given the early stages of our associated



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companies and the high speed at which they expect to develop, their business plans and objectives are subject to rapid and substantial change.

         We are currently in active discussions with a number of potential associated companies, but do not have plans to acquire interests in or establish a specific number of new associated companies or to commit a target amount of capital to these transactions. Instead, we continuously seek to identify opportunities suitable for our business strategy, employing our associated company evaluation criteria and considering our available funds and the condition of the capital markets. Costs associated with building our associated companies and developing the infrastructure we will need to support them will vary based upon many factors, including the number of investees and the size, nature and state of development of each company. Therefore, we cannot now determine the amount by which our expenses will increase as we make additional investments. In the future, we may change our business plans and our operational structure.

         We continually analyze our business plans and internal operations and the operations and business plans of each of our associated companies in light of market developments. As a result of this ongoing analysis, we may decide to make substantial changes in our business plan and organization and in the business plans and organizations of the associated companies that we control.

         We continually examine all of our associated companies to assess their potential for financial success as part of our organization, whether on a stand-alone basis or otherwise. This examination includes consideration of the development by each associated company of its business plans and objectives and progress toward achievement of its performance goals. Based on this examination, we expect to make future funding decisions with respect to existing and new associated companies, including whether to adjust our currently intended contributions to our associated companies. We may determine not to provide any future capital to particular associated companies, including associated companies that we control, and those companies may need to obtain third-party financing, if available, to continue operations as currently anticipated, if at all. In some cases, these companies may elect, or be forced, to lay off employees or take other measures to reduce costs. In addition, we may decide in the future to combine, restructure or alter the business plans of associated companies that we control to enhance their potential value in the public markets or their value to potential acquirers. We expect that we will apply these same principles, and a consideration of our available cash and other resources, in making decisions with respect to future acquisitions of interests in associated companies.

IF OUR MANAGEMENT FAILS TO PROPERLY IDENTIFY ASSOCIATED COMPANIES IN WHICH TO ACQUIRE INTERESTS OR TO ESTABLISH AND EFFECTIVELY COMPLETE THESE TRANSACTIONS, THE VALUE OF OUR COMMON SHARES MAY DECLINE.

         Our success depends on our ability to identify opportunities to participate in the development of new products and services that leverage leading edge technology primarily with a focus on satisfying the needs of mobile data communications users and to successfully negotiate the terms of any such transactions. Our management will have sole and absolute discretion in identifying and selecting associated companies in which to participate, acquire interests or establish, and in structuring, negotiating and undertaking of interests in our associated companies. We may combine, reorganize, alter the business plan of or sell any of our associated companies at any time, as our management determines is appropriate. Investors may not be able to evaluate the merits of the acquisition of an interest in, or the establishment of, or the reorganization or change in business plans of, any particular associated company before we take any of these actions. In addition, in making decisions to participate or acquire interests in or establish associated companies, we will rely, in part, on financial projections developed by our management and the management of potential associated companies. These projections will be based on assumptions and subjective judgments. The actual results of our associated companies may differ significantly from these projections.

         We may be unable to acquire an interest in companies that we identify for many reasons, including:

         o our inability to agree on the terms of a participation or acquisition or to acquire an interest in an investee; and

         o        incompatibility between us and management of the investee.

         We estimate that upon the conclusion of the winding up of our networking business we will have approximately US$30,000,000 of cash and cash equivalents (which excludes cash and cash equivalents held by our



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associated companies) available for acquiring interests in and establishing new associated companies, as well as to provide additional funding for existing associated companies and for general corporate and working capital purposes. If we cannot continue to acquire interests in and establish emerging companies with this capital, our strategy to build a portfolio of associated companies will not succeed. Further, we expect that, even if we can identify, acquire and establish associated companies, we will not be profitable for the foreseeable future and may never regain profitability.

WE WILL NOT BE ABLE TO SUCCESSFULLY EXECUTE OUR BUSINESS STRATEGY IF WE ARE DEEMED TO BE AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT.

         Companies that have more than 100 U.S. shareholders or are publicly traded in the United States and are, or hold themselves out as being, engaged primarily in the business of investing, reinvesting or trading in securities are subject to regulation under the U.S. Investment Company Act of 1940 (the "Investment Company Act"). Unless a substantial part of our assets consists of, and a substantial part of our income is derived from, interests in majority-owned subsidiaries and companies that we primarily control, we may be required to register and become subject to regulation under the Investment Company Act. Because regulation under the Investment Company Act is, for the most part, inconsistent with our strategy of actively managing, operating and promoting collaboration among our network of associated companies, we cannot feasibly operate our business as a registered investment company. If we are deemed to be, and are required to register as, an investment company, we will be forced to comply with substantive requirements under the Investment Company Act, including:

         o        limitations on our ability to borrow;

         o        limitations on our capital structure;

         o restrictions on acquisitions of interests in associated companies;

         o        prohibitions on transactions with affiliates;

         o        restrictions on specific investments; and

         o compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations.

         If we were forced to comply with the rules and regulations of the Investment Company Act, our operations would significantly change, and we would be prevented from successfully executing our business strategy.

         We also may acquire interests in other companies with business models that could subject them to regulation under the Investment Company Act. If any associated company becomes subject to regulation under the Investment Company Act, it will be subject to the risks, uncertainties and operating restrictions described in this and other risk factors.

         We may be required to sell, buy or retain assets when we would not otherwise wish to in order to avoid regulation as an investment company. To avoid regulation under the Investment Company Act and related Commission rules, we may need to sell assets which we would otherwise desire to retain and may be unable to sell assets which we would otherwise prefer to sell. In addition, we may be forced to acquire additional, or retain existing, income-generating or loss-generating assets which we would not otherwise have acquired or retained, and may need to forego opportunities to acquire interests in attractive enterprises that would benefit our business. If we were forced to sell, buy or retain assets in this manner, we would be prevented from successfully executing our business strategy. In addition, if we dispose of our interests in associated companies, the strength of our collaborative network will be adversely affected. If any associated company with a business model similar to ours becomes subject to regulation under the Investment Company Act, it will be subject to the risks and uncertainties described in this risk factor, and we may be forced to dispose of our interest in such company.



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WE MAY SELL OUR ASSOCIATED COMPANY INTERESTS FOR LESS THAN THEIR MAXIMUM VALUE,
OR AT A LOSS.

         Our ability to sell associated company interests to generate income or to avoid regulation under the Investment Company Act may be limited, especially where there is no public market for an associated company's stock. Market, regulatory, contractual and other conditions largely beyond our control will affect:

         o        our ability to sell our interests in associated companies;

         o        the timing of these sales; and

         o        the amount of proceeds from these sales.

         If we divest all or part of our interest in an associated company, we may not receive maximum value for the interest, and we may sell it for less than the amount we paid to acquire it. Even if an associated company has publicly-traded stock, we may be unable to sell our interest in that enterprise at then-quoted market prices.

OUR BUSINESS STRATEGY MAY NOT BE SUCCESSFUL IF VALUATIONS OF TECHNOLOGY-RELATED COMPANIES DECLINE.

         Our strategy involves helping our associated companies grow and access the public capital markets. Therefore, our success is dependent on acceptance by these markets of technology companies in general, and in particular, the receptivity of these markets to mergers and acquisitions involving such companies and of initial public offerings of those companies. Diminished receptivity to mergers and acquisitions, and weak capital markets for initial public offerings of technology-related companies may delay or prevent our realization of exit strategies in an anticipated time horizon.

INTENSE COMPETITION FROM OTHER CAPITAL PROVIDERS TO ACQUIRE INTERESTS IN TECHNOLOGY COMPANIES COULD RESULT IN LOWER RETURNS OR LOSSES ON ACQUISITIONS.

         We face intense competition from traditional venture capital firms, companies with business strategies similar to our own, corporate strategic investors and other capital providers to develop and acquire interests in technology enterprises. In addition, we may face competition from an emerging group of online service providers that facilitate relationships between entrepreneurs and venture capitalists. Further, several professional service firms have recently announced their intention to provide capital and services to technology companies. Many of our competitors have more experience identifying and acquiring interests in technology companies and have greater financial and management resources, brand name recognition and industry contacts than we do.

         This intense competition, and the impact it has on the valuation of technology companies, could limit our opportunities to acquire interests in associated companies or force us to pay higher prices to acquire these interests, which would result in lower returns or losses on acquisitions. In addition, some of our competitors, including venture capital firms, private companies with business strategies similar to ours and corporate strategic investors, may have a competitive advantage over us because they have more flexibility than we do in structuring acquisitions in companies because they do not need to acquire majority or controlling interests in companies to avoid regulation under the Investment Company Act.

WE MAY NOT BE ABLE TO SECURE ADDITIONAL FINANCING WHEN WE NEED IT IN THE FUTURE TO SUPPORT OUR GROWTH.

         In the future, we may need to access the public and private equity or debt markets periodically to obtain the funds we need to acquire interests in and establish new associated companies and to otherwise support our operations and continued growth and the operations and growth of our associated companies. Our future capital requirements will depend in large part on the number of associated companies in which we acquire interests and which we establish, the amounts of capital we provide to these companies and the timing of these payments. Our plans and the related capital requirements will be dependent on various factors, such as developments in our markets and the availability of acquisition and entrepreneurial opportunities. We may not be able to obtain financing on acceptable terms, or at all, when we need it. If we require, but are unable to obtain, additional financing in the future on acceptable terms, or at all, we will not be able to continue our business strategy, respond to changing business or economic conditions, withstand adverse operating results or compete effectively.

OUR MANAGEMENT HAS NOT PREVIOUSLY ACTIVELY MANAGED, OPERATED OR PROMOTED START-UP COMPANIES, AND IF THEY CANNOT DO SO EFFECTIVELY, OUR BUSINESS STRATEGY WILL FAIL.

         Our strategy involves helping associated companies grow and access the public capital markets by providing them with management and operational support. Our senior management has not previously actively managed, operated or promoted start-up companies, and we cannot assure investors that they will be able to do so effectively. In addition, we may acquire interests in or establish companies focused on industries in which our



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senior management has little experience. If our senior management cannot effectively manage, operate and promote our associated companies, they may not become profitable or gain access to the public capital markets.

IF WE OR OUR ASSOCIATED COMPANIES EXPAND INTERNATIONALLY, WE OR THEY MAY FACE DIFFICULTIES MANAGING REMOTE FACILITIES AND WILL BE SUBJECT TO OTHER CHALLENGES, INCLUDING FOREIGN REGULATORY REQUIREMENTS AND TECHNOLOGY STANDARDS.

         We and our associated companies expect to develop additional international operations. Our entry, or the entry of our associated companies, into international markets will require significant management attention and financial resources, which could harm our or their ability to effectively manage existing business. We and our associated companies will also be subject to the following challenges associated with conducting international business:

         o        difficulties of managing remote offices;

         o burdens of complying with foreign laws and regulatory requirements;

         o        reduced protection of proprietary rights;

         o        problems in meeting different technology standards;

         o        increased tax burdens; and

         o exposure to general foreign economic declines, currency fluctuations and political instability.

         As we are based in Denmark, we conduct a significant portion of our business outside of the United States, which entails certain risks that are generally not material to companies whose operations are limited to the United States, including, without limitation, longer payment cycles, unexpected changes in regulatory requirements and tariffs, export licenses, political instability, difficulties in staffing and managing foreign operations, greater difficulty in accounts receivable collection, and potentially adverse tax consequences. International sales are also affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world.

         The business of our associated companies may also be affected by changes in demand resulting from fluctuations in currency exchange rates. Our associated companies generate sales primarily in local currency and incur expenses in a number of currencies. Fluctuations in the value of foreign currencies cause local currency-translated amounts to change in comparison with previous periods. Due to the number of currencies involved, the constantly changing currency exposures and the fact that all foreign currencies do not react in the same manner, we cannot quantify, in any meaningful way, the effect of exchange rate fluctuations on future income. Although our associated companies seek to manage their foreign currency exposures by matching non-local currency revenues and expenses and by entering into hedging transactions, there can be no assurance that exchange rate fluctuations will not harm the business of our associated companies.

THE INFORMATION TECHNOLOGY SERVICES WHICH WE PROVIDE TO OUR ASSOCIATED COMPANIES MAY FAIL OR WORK IMPROPERLY DUE TO PHYSICAL DAMAGE, FAILURE OF THIRD-PARTY SERVICES OR OTHER UNEXPECTED PROBLEMS.

         We provide information technology services including data warehousing and web server and network facilities, to support some of our associated companies' operations. An unexpected event, such as a power or telecommunications failure, fire or flood, physical or electronic break-in, or computer virus at any of our facilities or server facilities, or those of any third parties on which we rely, could cause a loss of our, and our associated companies', critical data and prevent us from offering services to our associated companies. If our information technology services were interrupted, our business and the businesses of associated companies using these services would be disrupted, which could result in decreased revenues, lost customers and impaired business reputation for us and them. As a result, we could experience greater difficulty attracting associated companies to join our network. Our business interruption insurance may not adequately compensate us or our associated companies for losses that may occur. A failure by us or any third parties on which we rely to provide these services satisfactorily would impair our ability to support our operations and those of our associated companies and could subject us to legal claims.



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WE MAY ISSUE SHARES IN CONNECTION WITH OUR ACQUISITIONS OF INTERESTS IN
ASSOCIATED COMPANIES, WHICH COULD CAUSE SHAREHOLDERS TO SUFFER FURTHER DILUTION IN THE VALUE OF THEIR SHARES.

         We may issue shares of our common stock, or debt or equity securities convertible into our common shares, in the future to raise capital to carry out our business strategy of establishing and acquiring interests in associated companies. We may also issue these shares or convertible securities as consideration in our acquisitions of interests of associated companies. These issuances may cause dilution to our shareholders.

THE MARKET PRICE OF OUR COMMON SHARES MAY FLUCTUATE WIDELY, AND THIS VOLATILITY COULD RESULT IN SHAREHOLDER LAWSUITS.

         We believe that the market price of our common shares could fluctuate widely because of announcements of acquisitions of interests in technology companies or strategic relationships by us, our inability to avoid regulation under the Investment Company Act or because of any of the following factors, which are, in large part, beyond our control:

         o announcements of acquisitions of interests in technology companies or strategic relationships by our competitors;

         o announcements of new services, products, technological innovations, acquisitions or strategic relationships by associated companies that we do not control or other companies;

         o        trends or conditions in the technology industry;

         o changes in valuation estimates by securities analysts and in analyst recommendations;

         o variations in the operating results of our associated companies;

         o changes in the stock prices of our associated companies that are publicly traded;

         o changes in market valuations of other capital and service providers for technology companies;

         o        general political, economic and market conditions; and

         o        litigation.

Any of these factors may cause a decrease in the market price of our common shares, regardless of our operating performance.

         In particular, the market price for our common shares may be affected by our ability to meet or exceed expectations of analysts or investors. Any failure to meet or, in some cases, exceed these expectations, even if minor, could cause the market price of our common shares to decline. In addition, the market price of our common shares may fluctuate widely because we depend on technology companies for our revenue. The market prices of equity securities of companies in the technology industry often fluctuate significantly for reasons unrelated to the operating performance of these companies. We expect to be particularly susceptible to such volatility, as have been other public companies with models similar to ours, because we may be valued in the future on the basis of a number of minority interests we hold in public technology companies. Therefore, fluctuations in the valuations of any of our associated companies may cause our valuation to fluctuate. The trading prices of many technology companies have reached historical highs within the last 52 weeks and have reflected relative valuations substantially above historical levels. During the same period, these companies' stocks have also been highly volatile and have recorded lows well below such historical highs. Our common shares may not trade at the same levels as other technology-related stocks, and technology-related stocks in general may not sustain their current market prices. Our results of operations for a particular quarter are not necessarily indicative of results to be expected in future periods. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. If any securities litigation is initiated against us, we could incur substantial costs and our management's attention and resources could be diverted from our business.

THE TRADEMARK "OLICOM" IS LICENSED, AND THE TERMINATION OF OUR RIGHT TO USE SUCH NAME COULD CAUSE CONFUSION.

         We license the trademark "Olicom" pursuant to a license from Ing. C. Olivetti & C., S.p.A. that prohibits Olivetti from using, or granting to a third party any rights to use, the trademark. We have no ownership rights in the trademark. In the event that the license of the trademark were terminated, we would be required to change our name



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and cease using the trademark. A change in our name and the creation of a new trademark could involve significant expense and the possibility of confusion, which, in turn, could harm our business.

OUR ORGANIZATION IN DENMARK RESULTS IN SHAREHOLDER RIGHTS AND REMEDIES THAT VARY FROM THOSE FOUND IN THE UNITED STATES.

         We are a Danish corporation, and our corporate affairs are governed by our Articles of Association and the Companies Act of the Kingdom of Denmark. Although certain provisions of the Companies Act resemble some of the provisions of the corporation laws of a number of states in the United States, principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders may differ from those that would apply if we were incorporated in a jurisdiction within the United States. In particular, there is no statutory right of appraisal under Danish law with respect to mergers, nor is there a right for shareholders of a Danish corporation to sue a corporation derivatively.

         A significant majority of our directors and substantially all of our executive officers are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. A substantial portion of our assets are located in Denmark. As a result, it may not be possible for United States shareholders to effect service of process within the United States upon such persons or to enforce against such persons or us judgments of United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Danish counsel that civil liabilities under the Securities Act or the Exchange Act, probably are not enforceable in original actions instituted in the Kingdom of Denmark, or in actions instituted in the Kingdom of Denmark to enforce judgments of United States courts.

CERTAIN OF OUR CHARTER PROVISIONS MAY DISCOURAGE AN ACQUISITION OR CHANGE IN CONTROL OF US.

         Our Articles of Association prohibit any person from holding more than 33% of our outstanding common shares without obtaining the approval of our Board of Directors, which may condition its approval in such manner as it determines to be appropriate. A holder of more than 33% of our outstanding common shares who fails to obtain the approval of our Board is prohibited by our Articles of Association from having any right to vote, or receive dividends or distributions on, any shares in excess of the 33% threshold. In addition, a shareholder who acquires common shares by means of a transfer cannot vote these shares until three months after the holder has been registered in our list of stockholders. These provisions may have the effect of (i) limiting the price that certain investors might be willing to pay in the future for our common shares, (ii) delaying, deferring or otherwise discouraging an acquisition or change in control of us that is deemed undesirable by our Board, or (iii) adversely affecting the voting power of shareholders who own common shares.

                  RISKS PARTICULAR TO OUR ASSOCIATED COMPANIES

OUR ASSOCIATED COMPANIES MAY FACE INTENSE COMPETITION IN THEIR PRODUCT AND SERVICE MARKETS, AND IF THEY CANNOT COMPETE EFFECTIVELY, THEY WILL FAIL.

         Our associated companies experience significant competition and expect substantial additional competition from established and emerging technology companies. There can be no assurance that our associated companies will be able to compete successfully in the future with existing or new competitors. Barriers to entry in many sectors of the technology industry in which our associated companies operate are generally minimal, and competitors can offer products and services at a relatively low cost. Further, our associated companies' competitors may develop products or services that are superior to, or have greater market acceptance than, the solutions offered by our associated companies. Industry consolidation or alliances may also affect the competitive environment. Many of the current and potential competitors of our associated companies have longer operating histories and substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition than our associated companies. As a result, these competitors may be able to devote greater resources to the development, promotion, marketing and support of their products than our associated companies. Increased competition could result in reduced profit margins or loss of market share, any of which could harm our associated companies revenues. This may place our associated companies at a disadvantage in responding to their competitors' pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives. If our associated companies are unable to compete successfully against their competitors, they will fail. In addition, our



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

associated companies may compete with each other for business opportunities. If this type of competition develops, it may deter other companies from seeking our investment and limit our business opportunities. Further, we may acquire interests in companies that compete with our current associated companies, which may deprive them of some of the competitive benefits of being part of our network.

OUR ASSOCIATED COMPANIES MAY FAIL IF THEY DO NOT ADAPT TO THE RAPIDLY CHANGING TECHNOLOGY MARKETPLACE.

         If our associated companies fail to adapt to the rapid changes in technology and customer and supplier demands, they may not generate revenues or become or remain profitable.

         The markets in which our associated companies operate are characterized by:

         o        rapidly changing technology;

         o        evolving industry standards;

         o        frequent new product and service introductions;

         o        shifting distribution channels; and

         o        changing customer demands.

     The market for the products of our associated companies is characterized by frequent new product introductions, rapidly changing technology, changes in customer and end user requirements, short product life cycles and continued emergence of new industry standards any of which could render the existing products of our associated companies obsolete. The success of our associated companies will depend to a substantial degree upon their ability to develop and introduce, on a cost-effective and timely basis, new products and enhancements to existing products that meet changing customer requirements and emerging industry standards, and take advantage of technological advances. The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. Often, delays are experienced in the introduction of new products and product enhancements. There can be no assurance that our associated companies will be able to identify, develop, implement or market new or enhanced products successfully or on a timely basis, that new products will gain market acceptance, or that our associated companies will be able to respond effectively to product announcements by competitors, technological changes, emerging industry standards or changing customer and end-user requirements. From time to time, our associated companies may announce new products or product enhancements, capabilities or technologies that have the potential to replace or shorten the life cycle of existing product offerings and that may cause customers or end-users to defer purchasing of existing products. Any failure to continue to introduce new products or product enhancements on a timely basis, customer and end-user delays in purchasing products in anticipation of new product introductions, or any inability of our associated companies to respond effectively to product announcements by competitors, technological changes, changing customer requirements or emerging industry standards could harm our associated companies.

         Our future success will depend on our associated companies' ability to adapt to this rapidly evolving marketplace. They may not be able to adapt their products and services adequately or economically, develop new products and services or establish and maintain effective distribution channels for their products and services. If our associated companies are unable to meet these challenges, they may be unable to sell their products and services and generate revenues. Therefore, their businesses may become or remain unprofitable.

MANY OF OUR ASSOCIATED COMPANIES MAY GROW RAPIDLY AND MAY BE UNABLE TO MANAGE THEIR GROWTH.

         We expect many of our associated companies to grow rapidly. Rapid growth often places considerable operational, managerial and financial strain on a business. To successfully manage rapid growth, our associated companies must accurately project their rate of growth and:

         o rapidly improve, upgrade and expand their business infrastructures;

         o        deliver products and services on a timely basis;

         o        maintain levels of service expected by clients and customers;

         o        maintain appropriate levels of staffing;

         o        maintain adequate levels of liquidity; and

         o expand and upgrade their technology, transaction processing systems and network hardware or software or find third parties to provide these services.

         Our business will suffer if our associated companies are unable to successfully manage their growth. In addition, many of our associated companies have only recently begun developing their financial reporting systems and controls. As a result, these companies may not be able to provide us with their financial results on a timely basis, making it difficult for us to monitor these companies and assess our financial position.

OUR ASSOCIATED COMPANIES' GROWTH DEPENDS ON THEIR ABILITY TO ATTRACT AND RETAIN THEIR KEY PERSONNEL.

         We have significant involvement in and influence over the operating activities of associated companies in which our equity ownership and voting power percentage is at least 20%, but not more than 50%, in part through board representation and rights to participate in material decisions. However, the growth of our associated companies will depend on their ability to attract and retain their own senior management personnel to oversee the day-to-day operation of their businesses. As they grow, our associated companies will also need to continue to hire additional technical, marketing, financial and other key personnel, unless they rely on us or other associated companies or third parties to provide these services. A shortage in the availability of required personnel could limit the ability of our associated companies to grow, sell their existing products and services, and launch new products and services.

OUR ASSOCIATED COMPANIES COULD MAKE BUSINESS DECISIONS THAT ARE NOT IN OUR BEST INTERESTS OR THAT WE DO NOT AGREE WITH, WHICH COULD IMPAIR THE VALUE OF OUR ASSOCIATED COMPANY INTERESTS.

         We expect to acquire less than majority voting interests in associated companies. Further, we may not maintain our current ownership or control levels in our associated companies, including associated companies that we established, if we sell portions of our interests or our associated companies issue additional equity to other parties.

         Our ownership of interests in associated companies over which we do not exercise complete control involves risks that could cause the performance of our interests and our operating results to suffer, including:

         o management of an associated company having economic or business interests or objectives that are different than ours; and

         o associated companies not taking our advice with respect to the financial or operating difficulties that they encounter.

         Our inability to control our associated companies completely could prevent us from assisting them, financially or otherwise, or could prevent us from liquidating our interests in them at a time or at a price that is favorable to us. Additionally, to the extent we do not completely control them, our associated companies may not act in ways that are consistent with our business strategy and may compete with us or other associated companies. These factors could hamper our ability to maximize returns on our interests, and cause us to recognize losses on our interests in associated companies.

IF WE ARE UNABLE OR UNWILLING TO PROVIDE OUR ASSOCIATED COMPANIES WITH THE SIGNIFICANT ADDITIONAL FINANCING THEY WILL NEED, OUR INTERESTS IN THEM MAY BE DILUTED OR THEY MAY FAIL.

         Most of our current associated companies are, and we expect that our future associated companies will be, in the early stages of their development. Our associated companies will require significant amounts of additional capital to compete successfully, meet their business objectives, and produce revenues and profits. We are currently unable to predict the future capital needs of any of our associated companies, and we may decide not to provide the additional capital that our associated companies require or may not be given the opportunity to provide it. If our associated companies receive capital from other sources, our ownership interest in them may be diluted. If our associated companies are unable to obtain additional capital, they may fail.

OUR ASSOCIATED COMPANIES MAY BE AT A COMPETITIVE DISADVANTAGE IF THEY ARE UNABLE TO PROTECT THEIR PROPRIETARY RIGHTS OR IF THEY INFRINGE ON THE PROPRIETARY RIGHTS OF OTHERS, AND ANY RELATED LITIGATION COULD BE TIME CONSUMING AND COSTLY.

         Because all of our associated companies operate or will operate their businesses through web sites or rely on hardware and software, proprietary rights (particularly in the form of trade secrets, copyrights and patents) will be critical to the success and competitive position of all of our associated companies. There can be no assurance that the steps taken by our associated companies to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to their technology. In addition, effective copyright and trademark protection may be unenforceable or limited in certain countries, and our associated companies may be unable to control the dissemination of their content and products and use of their services due to the global nature of the Internet. A substantial number of our associated companies license technology which they include in their product or service offerings from third parties, and they could become subject to infringement actions as a result. In addition, third parties may claim that our associated companies have violated their intellectual property rights. To the extent that any of our associated companies violates a patent or other intellectual property right of a third party, it may be prevented from operating its business as planned, and it may be required to pay damages, to obtain a license, if available, to use the patent or other right or to use a non-infringing method, if possible, to accomplish its objectives. Any of these claims, with or without merit, could subject our associated companies to costly litigation and the diversion of their technical and management personnel. If our associated companies incur costly litigation and their personnel are not effectively deployed, the expenses and losses incurred by them will increase, and their profits, if any, will decrease.

OUR ASSOCIATED COMPANIES' OPERATIONS MAY BE DISRUPTED BY TECHNOLOGICAL PROBLEMS UNRELATED TO OUR INFORMATION TECHNOLOGY SERVICES.

         Our associated companies' businesses will depend on the efficient and uninterrupted operation of their computer and communications hardware systems to enable them to continuously provide their products and services. Our associated companies that do not rely completely on us for information technology services, and are dependent, to some extent, on third parties for technological support. Service interruptions could result from natural disasters, power loss, telecommunications failures and similar events or from other systems failures, bugs or capacity constraints. These interruptions could cause a complete shut-down of our associated companies' businesses, which could result in lost revenues or customers.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This Report includes forward-looking statements that reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words such as "may," "will," "expect," "anticipate," "believe," "intend," "plan," "estimate" and similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and other factors include:

         o our need to continue to identify and acquire interests in suitable associated companies;

         o the intense competition among capital providers to acquire interests in technology companies;

         o existing and future regulations affecting our business, the businesses of our associated companies or technology generally; and

         o        other factors set forth under "Risk Factors" in this Report.

         Except as otherwise required by United States federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason, after the date of this prospectus.

                                   SIGNATURES



The registrant certifies that it meets all of the requirements for filing and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             Olicom A/S



Date:  January 8, 2001                       By: /s/  Boje Rinhart
                                                 ---------------------
                                                 Boje Rinhart
                                                 Chief Executive Officer

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER     DESCRIPTION
-------    -----------
  99.1     Press Release




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